UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                           NES RENTALS HOLDINGS, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   640820 10 6
                                   -----------
                                 (CUSIP Number)


                                 August 8, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP NO. 640820 10 6
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ASPEN PARTNERS SERIES A, a series of ASPEN CAPITAL PARTNERS L.P. 13-4118716
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
NUMBER OF               5    SOLE VOTING POWER
SHARES
BENEFICIALLY                 -0-
OWNED BY                --------------------------------------------------------
EACH REPORT-            6    SHARED VOTING POWER
ING PERSON
WITH                         -0-
                        --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             -0-
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

CUSIP NO. 640820 10 6
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ASPEN CAPITAL LLC
           13-4118715
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
NUMBER OF               5    SOLE VOTING POWER
SHARES
BENEFICIALLY                 -0-
OWNED BY                --------------------------------------------------------
EACH REPORT-            6    SHARED VOTING POWER
ING PERSON
WITH                         -0-
                        --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             -0-
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                -0-
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

CUSIP NO. 640820 10 6
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ASPEN ADVISORS LLC
           13-4118717
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
--------------------------------------------------------------------------------
NUMBER OF               5    SOLE VOTING POWER
SHARES
BENEFICIALLY                 -0-
OWNED BY                --------------------------------------------------------
EACH REPORT-            6    SHARED VOTING POWER
ING PERSON
WITH                         583,815
                        --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             -0-
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             583,815
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                583,815
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                3.07%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

CUSIP NO. 640820 10 6
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NIKOS HECHT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------
NUMBER OF               5    SOLE VOTING POWER
SHARES
BENEFICIALLY                 -0-
OWNED BY                --------------------------------------------------------
EACH REPORT-            6    SHARED VOTING POWER
ING PERSON
WITH                         583,815
                        --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             -0-
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             583,815
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                583,815
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                           [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                3.07%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

Preliminary Note.

         This Amendment No. 3 is hereby being made to reflect a recent disposition by Aspen Partners and its affiliates of securities of NES Rentals Holdings, Inc. Such disposition has resulted in a decrease by more than 5% of Aspen Partners' and its affiliates' beneficial ownership of Common Stock of NES Rentals Holdings, Inc.

Item 1.

     (a)  Name of Issuer:

               NES Rentals Holdings, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

               8770 W. Bryn Mawr
               4th Floor
               Chicago, IL 60631

Item 2.

     (a)  Name of Persons Filing:

               Aspen Partners Series A, a series of Aspen Capital Partners, LP ("Aspen Partners")
               Aspen Capital LLC ("Aspen Capital")
               Aspen Advisors LLC ("Aspen Advisors")
               Nikos Hecht
               (collectively, the "Reporting Persons")

     (b)  Address of Principal Business Office or, if none, Residence:

          The principal business office of Aspen Advisors is 152 West 57th Street, New York, NY, 10019. The principal business office of each of the other Reporting Persons is c/o Aspen Advisors LLC, 152 West 57th Street, New York, NY, 10019.

     (c)  Citizenship:

          Aspen Partners is a Delaware limited partnership. Aspen Capital and Aspen Advisors are Delaware limited liability companies. Mr. Hecht is a citizen of the United States.

     (d)  Title of Class of Securities:

               Common stock, par value $.01 per share

     (e)  CUSIP Number:

               640820 10 6

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
     (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J);

                                 NOT APPLICABLE

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

               Aspen Partners and Aspen Capital:              -0-
               Aspen Advisors and Mr. Hecht:                  583,815

     (b)  Percent of class:

               Aspen Partners and Aspen Capital:              0%
               Aspen Advisors and Mr. Hecht:                  3.07%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

                    Aspen Partners and Aspen Capital:         -0-
                    Aspen Advisors and Mr. Hecht:             -0-

          (ii) Shared power to vote or to direct the vote:

                    Aspen Partners and Aspen Capital:         -0-
                    Aspen Advisors and Mr. Hecht:             583,815

          (iii) Sole power to dispose or to direct the disposition of:

                    Aspen Partners and Aspen Capital:         -0-
                    Aspen Advisors and Mr. Hecht:             -0-

          (iv) Shared power to dispose or to direct the disposition of:

                    Aspen Partners and Aspen Capital:         -0-
                    Aspen Advisors and Mr. Hecht:             583,815

         Private clients of Aspen Advisors directly own all 583,815 shares of Common Stock that are identified as being beneficially owned by Aspen Advisors and Mr. Hecht. Aspen Advisors, as investment manager for its private clients, has discretionary investment authority over the Common Stock held by its private clients. Mr. Hecht is the managing member of Aspen Advisors and owner of a majority of the membership interests in Aspen Advisors. As such, Mr. Hecht may be deemed to be the controlling person of Aspen Advisors. Accordingly, Mr. Hecht may be deemed to be the beneficial owner of the Common Stock held by the private clients of Aspen Advisors. Each of Aspen Partners and Aspen Capital, both of which are entities over which Mr. Hecht exercises direct or indirect control, disclaims any beneficial interest in the Common Stock owned by the accounts managed by Aspen Advisors, to the extent applicable.

Item 5.    Ownership of Five Percent or Less of a Class.

         On August 8, 2005, Aspen Partners and its affiliates disposed of more than 5% of the Common Stock held by them in NES Rentals Holdings, Inc., reducing their beneficial ownership of such Common Stock to approximately 3.07%. Aspen Partners and its affiliates, therefore, have ceased to be the beneficial owner of more than 5% of the Common Stock of NES Rentals Holdings, Inc.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                                 NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                 NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

                                 NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

                                 NOT APPLICABLE

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2005

                                       ASPEN PARTNERS, SERIES A, a series of
                                       ASPEN CAPITAL PARTNERS, LP

                                       By:  ASPEN CAPITAL LLC,
                                            its general partner


                                       By:  /s/ NIKOS HECHT
                                          --------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member

                                       ASPEN CAPITAL LLC


                                       By:  /s/ NIKOS HECHT
                                          --------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member

                                       ASPEN ADVISORS LLC


                                       By:  /s/ NIKOS HECHT
                                          --------------------------------------
                                            Name:  Nikos Hecht
                                            Title: Managing Member


                                            /s/ NIKOS HECHT
                                       -----------------------------------------
                                            Nikos Hecht